City Holding Company Electronic EDGAR Proof

Job Number:

Filer:

Form Type: 8-K

Reporting Period / Event Date: 09/25/08

Customer Service Representative:

Revision Number:

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
September 25, 2008



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 (a)   **Departure of Directors or Certain Officers.**

City Holding Company director, James E. Songer, II and Songer Insurance Company have been in the insurance business in the Beckley, WV market for several decades. In the past year, City Insurance Professionals, a subsidiary of City Holding Company, has become more active in the Beckley market pursuing insurance clients and it became apparent that there was a potential for a conflict between James Songer's insurance company and City Insurance Professionals. As a result, after careful consideration, Director Songer tendered his resignation to the Governance Committee Chairman on September 25, 2008.

At the time of the resignation, Director Songer was a member of the Audit Committee.

A copy of Mr. Songer's resignation is attached as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01   **Financial Statements and Exhibits.**

(c) Exhibits

99.1   Resignation of James E. Songer, II

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: <u>October 1, 2008</u>   **City Holding Company**

By: <u>/s/ David L. Bumgarner</u>
David L. Bumgarner
Chief Financial Officer

Exhibit 99.1

September 25, 2008

Jay Goldman, Chairman Governance
City National Bank

Jay:

Effective today, I am resigning as a Director of City Holding Company.

Regards,

/s/ James E. Songer II

James E. Songer II